CONFIDENTIAL TREATMENT REQUESTED

BY VIVINT SOLAR, INC.: VSLR-0001

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED AND HIGHLIGHTED IN THIS PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

September 5, 2014

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Terence O’Brien
Nudrat Salik
Jessica Dickerson
Era Anagnosti

Re:	Vivint Solar, Inc.
Registration Statement on Form S-1
Initially filed May 14, 2014
CIK No. 0001607716

Ladies and Gentlemen:

On behalf of Vivint Solar, Inc. (the “Company”), and in connection with the submission of a letter dated June 27, 2014 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 10, 2014 relating to the Company’s Draft Registration Statement on Form S-1 (File No. 377-00618), initially submitted to the Staff on May 14, 2014 on a confidential basis, and amended thereafter, we submit this supplemental letter to further address comment 42 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by courier copies of this letter. In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Stock-Based Compensation, page 90

42.	We note that you granted stock options during 2013 with a weighted average exercise price of $1.00 and that you granted stock options subsequent to December 31, 2013 with an exercise price of $1.30 per share. Your disclosures also indicate that the per share exercise price may not be less than the fair value of your common stock. Please provide us with an analysis of any equity issuances since January 1, 2013, as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value; and

•	the significant factors that contributed to differences in the fair value determined between each valuation date.

To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price. We will not be able to complete our evaluation of your response until the IPO range has been disclosed. Please also tell us when you first initiated discussions with the underwriters regarding the IPO.

Reference is made to the First Response Letter which included a detailed response to each of the bullet points above for each of the option grants from January 1, 2013 through the date thereof.

Subsequent to the date of the First Response Letter, the board of directors of the Company granted options to purchase 320,000 shares of Company common stock at an exercise price of $4.14 per share on July 7, 2014 (the “July Grant”). The board of directors, with input from management, considered numerous objective and subjective factors to determine the common stock’s fair value as of the date of each option grant, including the Company’s operating and financial performance, financial condition, current business conditions and projections, the existence of a material weakness in the Company’s financial controls, the market performance of companies in the industry in which the Company competes, the hiring of key personnel, the need to establish additional tax equity funding, the availability of tax equity and debt financing and a contemporaneous valuation conducted by an independent third party valuation specialist as of June 30, 2014.

In connection with such valuation, the Company’s equity value was estimated with the assistance of a the third valuation specialist using the guideline public company approach on substantially the same basis as the retrospective valuation conducted by such specialist as of September 30, 2013 and December 31, 2013, which methodology was discussed at length in the First Response Letter. The comparable companies selected for use by the valuation specialist were: Amyris, Inc., Boralex, Inc. Covanta Holding Corporation, First Solar, Inc., NextEra Energy, Inc., Northland Power Inc., NRG Energy, Inc., Ormat Technologies Inc., Real Goods Solar, Inc., SolarCity Corporation, Solazyme, Inc. and SunPower Corporation. The Company believes that this group of comparable companies was appropriate. From the comparable companies, a representative operating value multiple was determined based on actual and projected revenues to the value of the Company. The Company prepared, as of June 30, 2014, financial forecasts used in the computation of operating value based on assumed revenue growth rates that took into account its past experience and future expectations. The equity value of the Company was then derived by subtracting outstanding debt as of the valuation date. Given that stockholders of private companies, such as the Company, do not have access to trading markets similar to those enjoyed by stockholders of public companies, a lack of marketability discount determined using the Finnerty Model was applied. The Finnerty Model suggested that the appropriate discount as of June 30, 2014 was 14.0%. The fair value of the Company’s common stock suggested by the valuation report after taking into account the lack of marketability discount as of June 30, 2014 was $4.14 per share.

As disclosed in the registration statement filed with the Commission on August 25, 2014, on August 14, 2014, the Company issued and sold 2,671,875 shares of common stock to 313 Acquisition LLC, the Company’s sole stockholder, for $10.667 per share. The Company supplementally advises the Staff that on September 3, 2014 it issued and sold an aggregate of 7,031,247 additional shares of common stock to 313 Acquisition LLC (4,687,499 shares), Todd Pedersen, a director of the Company (1,874,999 shares) and Alex Dunn, a director of the Company (468,749 shares), for $10.667 per share (together with the August sale of common stock, the “August/September Private Placement”). As of the date of this letter, the Company does not anticipate that it will grant any additional options or sell any equity prior to its initial public offering.

Prior to the August 14, 2014 closing, the Company discussed with its financial advisers the possibility of reaching out to potential equity or equity-linked investors with its financial advisers to raise additional capital. The Company’s financial advisers indicated that a capital raising process of this nature would require due diligence, negotiation and related processes that could take eight to 12 weeks. Given the Company’s need for additional financing to fund its activities without altering its planned operations and its desire to bolster its financial condition in advance of its initial public offering, management and the board of directors determined that such a lengthy process would not be in the best interests of the Company. Separate from an adviser-led process, management did, however, contact three well-established third party financial investors with which management and the Company’s financial sponsors had pre-existing relationships and with which management believed it would be possible to execute a private placement in a compressed timeframe. Two of the three financial investors declined to make an offer to the Company. The third financial investor provided an oral indication of interest at a fully-diluted equity value of $1.2 billion; however, the securities sold in such transaction would be structured as senior preferred stock, with preferences, privileges and rights senior to those of the Company’s principal stockholder, provisions that would include conversion into common stock at a significant discount to the price offered to the public, potentially increasing if the initial public offering were delayed, and other protective provisions exclusive of those of our principal stockholder. Simultaneously, management negotiated on an arm’s length basis with 313 Acquisition, LLC regarding the sale of common stock. Appreciating the immediate need for additional capital to continue to grow the business on the timeline desired, management leveraged the higher valuation at which the third financial investor had indicated it was prepared to invest to increase the Company’s valuation significantly from the June 30, 2014 value determined by the valuation specialist. Given the Company’s need for additional capital, the significant increase in valuation from the June 30 valuation, the risks associated with bringing an initial public offering in a timely manner, and the terms upon which 313 Acquisition, LLC was willing to invest, management, with concurrence from the disinterested members of the Company’s board of directors, determined that the terms of the August/September Private Placement were preferable to the notional alternatives given the absence of terms that would restrict the Company’s operations and the ability of the investors therein to close quickly.

The Company supplementally advises the Staff that, on September 4, 2014, representatives of Goldman, Sachs & Co., BofA Merrill Lynch and Credit Suisse Securities (USA) LLC the lead underwriters for the Company’s initial public offering, advised the Company that, based on current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”). Prior to printing preliminary prospectuses and commencing the roadshow, the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with SEC guidance.

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

The Company believes that several factors contributed to the difference between the $[***] midpoint of the Preliminary Price Range and the fair value of the July Grant.

First, the Preliminary Price Range necessarily assumes that an initial public offering will ultimately occur, and a public market for the Company’s common stock will be created by the end of September or beginning of October 2014. It therefore excludes any marketability or illiquidity discount for the Company’s common stock that was appropriately taken into account in connection with the June 30, 2014 valuation as described above.

Second, the Preliminary Price Range is based in part on analysis of a narrower group of comparable companies than that employed in the June 30, 2014 valuation by the third party valuation specialist. Specifically, the underwriters recently informed the Company that they now believe public investors will be most focused on SolarCity Corporation in evaluating the Company. The blended revenue multiple of the comparable companies used in the June 30, 2014 valuation was lower than the standalone multiple of SolarCity Corporation, which contributed to the difference between the Preliminary Price Range and the fair value of the July Grant. The Company continues to believe that the valuation established in June 30, 2014 was appropriate as generally accepted valuation techniques require multiple comparable companies as inputs when using the guideline company approach.

Third, at the time of the June 30, 2014 valuation, the Company was in the midst of actively negotiating and establishing a number of new tax equity funds to help finance its business. At that time, it was unclear when or if these negotiations would successfully conclude. The uncertainty surrounding this financing had a significant impact on the Company’s June 30, 2014 valuation. The Preliminary Price Range is based in no small part on the establishment of these additional tax equity funds, which are expected to be in place prior to the Company launching the road show for its initial public offering.

Finally, in contrast to the June 30, 2014 valuation, the Preliminary Price Range was determined in consultation with the underwriters without reference to the guideline public company approach or any other single valuation methodology. Among other things, the underwriters analyzed the present value of projected cash flows through 2016, retained value of installed systems and the terminal value of such systems. The underwriters also analyzed projected annual megawatts and cumulative megawatts of systems installed to stock price multiples and actual and projected retained value to stock price multiples, each of which the underwriters believed would be a key metric on which public investors would focus in setting the initial price to the public. The Preliminary Price Range was based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a growth-oriented technology company. As discussed above, the information related to the Preliminary Price Range was first conveyed to the Company on September 4, 2014 and was not known to the Company, available or used in connection with any prior grants.

The Company continues to believe that the fair value determination for financial reporting purposes for the option grants made in the six months ended June 30, 2014 and valuation established in June 30, 2014 was appropriate; however, it did conduct sensitivity analysis on stock-based compensation expense to determine the potential impact of a different fair value estimate as of each grant date in the first half of 2014. For this purpose, among other things, the Company assumed a per share fair value of its common stock at January 1, 2014 of $2.93 (the fair value estimate as of December 31, 2013 as determined by the independent third party valuation specialist) and a fair value of its common stock as of the date of this letter of $[***] (the midpoint of the Preliminary Price Range). Based on a straight line interpolation between those two points, the incremental stock-based compensation expense for the six months ended June 30, 2014 would have been approximately $[***]. The Company respectfully submits that, even if one were to adopt such a methodology, the incremental stock-based compensation expense would have been immaterial. The Company intends to review its accounting for the stock-based compensation related to the July 7, 2014 grant in connection with the preparation of its financial statements for the nine months ended September, 2014 following completion of the third quarter.

***	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

The Company supplementally advises the Staff that the Company intends to disclose the Preliminary Price Range in an amendment to the registration statement to be filed shortly before the commencement of the marketing efforts for the proposed initial public offering, which is currently scheduled to commence on September 17, 2014.

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:

Gregory S. Butterfield, Vivint Solar, Inc.

Shawn J. Lindquist, Vivint Solar, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.

Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

Igor Fert, Simpson Thacher & Bartlett LLP

David Hickox, Ernst & Young LLP